Exhibit 3.1

EXHIBIT A

TO THE ARTICLES OF AMENDMENT FOR
MARLIN BUSINESS SERVICES CORP.

Article 19 is hereby added to read in its entirety as follows:

NINETEENTH:      Certificated and Uncertificated Shares. Any or all classes and series of shares, or any part thereof, may be represented by certificated or uncertificated shares, as provided under the Pennsylvania BCL and the Corporation’s Bylaws, except as may be expressly provided in the terms of any class or series, and this Article NINETEENTH shall not be interpreted to limit the authority of the Board of Directors to issue any or all classes or series of shares, or any part thereof, without certificates. To the extent certificates for shares are issued, such certificates shall be in the form as set forth in the Corporation’s Bylaws.